Melissa K. Caen Vice President, Associate General Counsel And Corporate Secretary	Southern Company Services, Inc. 30 Ivan Allen Jr. Blvd. NW Atlanta, GA 30308 Tel 404.506.5000 Fax 404.506.0344

May 4, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:	Mr. Andrew Mew
Accounting Branch Chief

Re:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”)
Filed February 24, 2012
File Nos. 1-03526, 1-03164, 1-06468, 1-31737, 1-11229 and 333-98553

Dear Mr. Mew:

The following is the response of The Southern Company (“Southern Company”) to the Staff’s additional comment on the above-mentioned document, transmitted in a letter from the Staff dated May 2, 2012.  We are submitting this letter on behalf of Southern Company, and the terms “we,” “us” and “our” in the following response refer to Southern Company and, as applicable, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Southern Power Company (each, an “Operating Company Subsidiary” and, together, the “Operating Company Subsidiaries”).  As applicable, Southern Company and the Operating Company Subsidiaries intend to reflect this response to the Staff’s comment in all future filings.

Securities and Exchange Commission
May 4. 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 3. Contingencies and Regulatory Matters, page II-74

SEC COMMENT:

1.   We note your response to prior comment 1 and your conclusion with respect to the Kivalina and the Hurricane Katrina Cases that a loss in these matters is remote.  Since you have elected to disclose information relating to each of these cases, your disclosure with respect to management’s conclusion as to the possibility of incurring a liability should properly reflect this remote conclusion.

SOUTHERN COMPANY RESPONSE:

In response to the Staff’s additional comment, in future Southern Company and Operating Company Subsidiary filings, Southern Company and the applicable Operating Company Subsidiaries will revise their disclosures related to the Kivalina Case and the Hurricane Katrina Case to state the following:

While Southern Company believes that the likelihood of loss is remote based on existing case law, it is not possible to predict with certainty whether Southern Company will incur any liability in connection with this matter.  The ultimate outcome of this matter cannot be determined at this time.

*           *           *

We appreciate the assistance the Staff has provided with its comment on the Form 10-K.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

Please direct any further questions or comments you may have regarding these filings to the undersigned at (404) 506-0684 or to Opal Shorter at (404) 506-0813.

Very truly yours,

/s/Melissa K. Caen
Melissa K. Caen